Exhibit (a)(10)
FOR IMMEDIATE RELEASE
DUBLIN, Oct. 9, 2015 -- Perrigo Company plc ("Perrigo") (NYSE: PRGO; TASE) in its presentation dated 17 September and in its defense document on Schedule 14-D9, stated that Abbott is seeking to sell its holding in Mylan N.V ("Mylan"), based on (i) the filing of a shelf registration statement by Mylan on 14 September in respect of all the shares Abbott holds in Mylan and (ii) a statement by the Abbott CEO in July 2015 that: "...we don't have intention long-term of being shareholders in Mylan."
This announcement is being made at the request of the Irish Takeover Panel as the statement in question was taken out of context and did not record the full statement by the Abbott CEO. Consequently, the Panel ruled that the statement may be misleading and therefore in breach of Rule 19.3(a). The Irish Takeover Panel has requested that we set out the entirety of the statement of the Abbott CEO to better set forth the context. Accordingly, the statement of the Abbott CEO is reproduced below.
Miles White, CEO of Abbott: “Well I would say that nothing's changed. We don't have an intention long-term of being shareholders of Mylan. On the other hand, I suppose you could say, well what's long-term? Until we actually have to monetize that investment, I would put it this way. Most people's balance sheets today are getting pretty close to zero, and that said, I think this is a pretty good place to have our cash parked, because I think that Mylan as a company is pursuing a strategy that I would endorse. I have a little bit of insight, and given our continued dealings with our partners at Mylan, and I like the strategy that Mylan is pursuing, and I support it and endorse it as a shareholder."
About Perrigo
Perrigo Company plc, a top five global over-the-counter (OTC) consumer goods and pharmaceutical company, offers consumers and customers high quality products at affordable prices. From its beginnings in 1887 as a packager of generic home remedies, Perrigo, headquartered in Ireland, has grown to become the world's largest manufacturer of OTC products and supplier of infant formulas for the store brand market. The Company is also a leading provider of generic extended topical prescription products and receives royalties from Multiple Sclerosis drug Tysabri®. Perrigo provides "Quality Affordable Healthcare Products®" across a wide variety of product categories and geographies primarily in North America, Europe, and Australia, as well as other key markets including Israel and China.
Forward Looking Statements
Certain statements in this communication are forward-looking statements. These statements relate to future events or Perrigo’s future financial performance and involve known and unknown risks, uncertainties and other factors that may cause the actual results, levels of activity, performance or achievements of Perrigo or its industry to be materially different from those expressed or implied by any forward-looking statements. In some cases, forward-looking statements can be identified by terminology such as “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,“estimate,” “predict,” “potential” or other comparable terminology. Perrigo has based these forward-looking statements on its current expectations, assumptions, estimates and projections. While Perrigo believes these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond Perrigo’s control, including future actions that may be taken by Mylan in furtherance of its unsolicited offer. These and other important factors, including those discussed under “Risk Factors” in Perrigo’s Form 10-K for the year ended June 27, 2015, as well as the Perrigo’s subsequent filings with the Securities and Exchange Commission, may cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. The forward-looking statements in this communication are made only as of the date hereof, and unless otherwise required by applicable securities laws, Perrigo disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
Additional Information and Where to Find It
This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. In response to the exchange offer commenced by Mylan N.V., Perrigo has filed a solicitation/recommendation statement on Schedule 14D-9 with the Securities and Exchange Commission (“SEC”). Security holders are urged to read the solicitation/recommendation statement and other relevant materials if and when they become available because they will contain important information. The solicitation/recommendation statement and other SEC filings made by Perrigo may be obtained (when available) without charge at the SEC’s website at www.sec.gov and at the investor relations section of the Perrigo website at perrigo.investorroom.com. Shareholders may also obtain copies of the information by contacting Mackenzie Partners, Inc. at 212-929-5500 or 800-322-2885 Toll-Free in North America or by email at PRGO@mackenziepartners.com.

Irish Takeover Rules
The directors of Perrigo accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the directors of Perrigo (who have taken all reasonable care to ensure such is the case), the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.
A person interested in 1% or more of any class of relevant securities of Perrigo or Mylan may have disclosure obligations under Rule 8.3 of the Irish Takeover Panel Act, 1997, Takeover Rules, 2013 ("Irish Takeover Rules").
A copy of this announcement will be available on Perrigo's website at www.perrigo.com.

Arthur J. Shannon, Vice President, Investor Relations and Global Communications
(269) 686-1709
E-mail: ajshannon@perrigo.com

Bradley Joseph, Director, Investor Relations and Global Communications
(269) 686-3373
E-mail: bradley.joseph@perrigo.com